GULF STATES UTILITIES COMPANY
                          EMPLOYEES' THRIFT PLAN



                FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                    WITH REPORT OF INDEPENDENT ACCOUNTANTS
                for the years ended December 31, 1993 and 1992

                    GULF STATES UTILITIES COMPANY
                        EMPLOYEES' THRIFT PLAN
       INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                         Page

Report of Independent Accountants                                          2

Financial Statements:

     Statement of Net Assets Available for Benefits With Fund              3
         Information as of December 31, 1993

     Statement of Net Assets Available for Benefits With Fund              4
         Information as of December 31, 1992

     Statement of Changes in Net Assets Available for Benefits With        5
        Fund Information for the year ended December 31, 1993

     Statement of Changes in Net Assets Available for Benefits With        6
        Fund Information for the year ended December 31, 1992

     Notes to Financial Statements                                         7

Supplemental Schedules:

     Item 27 (a) - Schedule of Assets Held for Investment Purposes        12
         as of December 31, 1993

     Item 27 (b) - Schedule of Loans or Fixed Income Obligations          14
         for the year ended December 31, 1993

     Item 27 (d) - Schedule of Reportable Transactions                    15
         for the year ended December 31, 1993

                REPORT OF INDEPENDENT ACCOUNTANTS



To the Employee Benefits Committee of
Entergy Corporation:

We have audited the accompanying statements of net assets available for benefits of Gulf States Utilities Company Employees' Thrift Plan (the Plan) as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Employee Benefits Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the index on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Coopers & Lybrand

COOPERS & LYBRAND

Houston, Texas
June 23, 1994

                         GULF STATES UTILITIES COMPANY
                            EMPLOYEES' THRIFT PLAN
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                            as of December 31, 1993
                                                                     Fund Information

                                                                                               Investment
                               Common  Preferred  Acorn     Guardian    Puritan     Savings     Contract  Participant
                               Stock     Stock     Fund      Fund        Fund        Fund         Fund       Loans       Total
PLAN ASSETS:
  Interest receivable                                                             $   210,041 $    44,155             $   254,196
  Participant loans                                                                                       $12,536,457  12,536,457
  Investment in securities,
   at market value:
     Entergy Corporation
      common stock,
      995,243 shares (cost
      $21,600,230)          $35,828,748                                                                                 35,828,748
     Gulf States Utilities
      Company $4.40
      Dividend Preferred
      Stock, 961 shares
      (cost $60,471)                    $62,465                                                                             62,465
     Gulf States Utilities
      Company  $9.75
      Dividend Preferred
      Stock, 280 shares
      (cost $34,869)                     27,544                                                                             27,544
  Investment in mutual
   funds, at market value:
     Acorn Fund,
      1,539,606 units
      (cost $16,025,838)                         21,477,501                                                             21,477,501
     Guardian Fund,
      152,460 units
      (cost $2,815,391)                                      2,835,751                                                   2,835,751
     Puritan Fund,
      143,894 units
      (cost $2,306,869)                                                 2,266,337                                        2,266,337
  U.S. Government Notes,
   at market value:
     Federal Home Loan
      Bank Discount Note,
      3.20% due 1/4/94
      (cost $16,244,540)                                                           16,244,545                           16,244,545
     Tennessee Valley
      Authority Zero Coupon
      Note, 3.19% due
      2/10/94 (cost
      $9,946,094)                                                                   9,946,090                            9,946,090
     Other notes (in
      aggregate)(cost
      $20,635,715)                                                                 15,885,032   4,763,176               20,648,208
  Investment Contracts, at
   contract value:
     Principal Mutual Life
      Insurance Company                                                                         6,244,837                6,244,837
     Provident Life & Accident
      Insurance Company                                                                         3,643,779                3,643,779
     Provident National
      Assurance Company                                                                         5,957,745                5,957,745
     The Prudential Insurance
      Company of America                                                                        9,769,170                9,769,170
     State Mutual Life
      Assurance Company                                                                         3,641,990                3,641,990
     CNA Insurance Company                                                                      3,751,871                3,751,871
  Investment in IDS Trust
   Fund, at market value,
   141,419 units (cost
   $4,950,143)                                                                                  4,975,815                4,975,815
  Temporary cash investments    245,448             791,024    868,877    544,729   1,043,938   2,145,123                5,639,139

                            ----------- ------- ----------- ---------- ---------- ----------- ----------- ----------- ------------
Net Assets Available for
 Benefits                   $36,074,196 $90,009 $22,268,525 $3,704,628 $2,811,066 $43,329,646 $44,937,661 $12,536,457 $165,752,188
                            =========== ======= =========== ========== ========== =========== =========== =========== ============

The accompanying notes are an integral part of the financial statements.

                         GULF STATES UTILITIES COMPANY
                            EMPLOYEES' THRIFT PLAN
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                            as of December 31, 1992
                                                                     Fund Information

                                                                                             Investment
                                     Common       Preferred      Acorn         Savings        Contract    Participant
                                      Stock         Stock         Fund           Fund           Fund        Loans          Total
PLAN ASSETS:
  Participant loans                                                                                      $11,083,161    $11,083,161
  Investment in securities, at
   market value:
     Gulf States Utilities
      Company common stock,
      2,199,782 shares (cost
      $25,129,301)                  $35,746,458                                                                          35,746,458
     Gulf States Utilities
      Company $4.40
      Dividend Preferred
      Stock, 996 shares (cost
      $62,904)                                     $64,740                                                                   64,740
     Gulf States Utilities
      Company  $9.75
      Dividend Preferred
      Stock, 281 shares (cost
      $34,987)                                      27,501                                                                   27,501
  Investment in Acorn Fund, at
   market value, 232,902 units
   (cost $10,155,974)                                         $12,881,794                                                12,881,794
  Certificates of deposit                                                    $44,723,000    $2,400,000                   47,123,000
  Investment Contracts, at
   contract value:
     Principal Mutual Life                                                                   5,809,151                    5,809,151
      Insurance Company
     Life Insurance Company of                                                               2,552,537                    2,552,537
      Virginia
     Provident National                                                                      5,464,818                    5,464,818
      Assurance Company
     The Prudential Insurance
      Company of America                                                                    11,493,497                   11,493,497
     CNA Insurance Company                                                                   3,548,876                    3,548,876
  Temporary cash investments            136,796                       562        748,679     1,798,769                    2,684,806

                                    -----------    -------    -----------    -----------   -----------   -----------   ------------
Net Assets Available for Benefits   $35,883,254    $92,241    $12,882,356    $45,471,679   $33,067,648   $11,083,161   $138,480,339
                                    ===========    =======    ===========    ===========   ===========   ===========   ============

The accompanying notes are an integral part of the financial statements.

                         GULF STATES UTILITIES COMPANY
                            EMPLOYEES' THRIFT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      for the year ended December 31, 1993

                                                                     Fund Information

                                                                                           Investment
                            Common  Preferred   Acorn      Guardian   Puritan     Savings   Contract  Participant
                             Stock    Stock     Fund         Fund      Fund        Fund       Fund       Loans         Total

Contributions:
  Employees               $1,433,562          $1,909,919  $  89,679 $   61,481 $ 3,468,619 $ 3,122,515             $ 10,085,775
  Employer                   587,980             690,899     31,443     21,077   1,582,537   1,189,017                4,102,953
                         ----------- ------- ----------- ---------- ---------- ----------- ----------- ----------- ------------
                           2,021,542           2,600,818    121,122     82,558   5,051,156   4,311,532               14,188,728
                         ----------- ------- ----------- ---------- ---------- ----------- ----------- ----------- ------------

Net Investment Income:
  Interest income              5,029               3,649        383        315   1,447,050   2,710,110 $   848,323    5,014,859
  Dividend income                      6,962     955,821                73,763                                        1,036,546
                         ----------- ------- ----------- ---------- ---------- ----------- ----------- ----------- ------------
                               5,029   6,962     959,470        383     74,078   1,447,050   2,710,110     848,323    6,051,405
                         ----------- ------- ----------- ---------- ---------- ----------- ----------- ----------- ------------
Net appreciation
  (depreciation) in
  market value of
  investments              7,586,006      67   3,632,565     20,359    (40,533)     12,494      25,672               11,236,630
                         ----------- ------- ----------- ---------- ---------- ----------- ----------- ----------- ------------
Distributions:
  Cash                      (300,666) (2,199)   (118,741)      (912)      (912) (2,356,056) (1,070,310)              (3,849,796)
  Securities withdrawn
   in kind                  (311,993)             (4,749)                                                              (316,742)
  Loans distributed                                                                                        (38,376)     (38,376)
                         ----------- ------- ----------- ---------- ---------- ----------- ----------- ----------- ------------
                            (612,659) (2,199)   (123,490)      (912)      (912) (2,356,056) (1,070,310)    (38,376)  (4,204,914)
                         ----------- ------- ----------- ---------- ---------- ----------- ----------- ----------- ------------

Transfers between funds   (8,808,976) (7,062)  2,316,806  3,563,676  2,695,875  (6,296,677)  5,893,009     643,349            0
                         ----------- ------- ----------- ---------- ---------- ----------- ----------- ----------- ------------

Increase (decrease) in
  Net Assets Available
  for Benefits               190,942  (2,232)  9,386,169  3,704,628  2,811,066  (2,142,033) 11,870,013   1,453,296   27,271,849

Net Assets Available
  for Benefits, Beginning
  of Year                 35,883,254  92,241  12,882,356          0          0  45,471,679  33,067,648  11,083,161  138,480,339
                         ----------- ------- ----------- ---------- ---------- ----------- ----------- ----------- ------------
Net Assets Available
  for Benefits, End
  of Year                $36,074,196 $90,009 $22,268,525 $3,704,628 $2,811,066 $43,329,646 $44,937,661 $12,536,457 $165,752,188
                         =========== ======= =========== ========== ========== =========== =========== =========== ============





The accompanying notes are an integral part of the financial statements.


                         GULF STATES UTILITIES COMPANY
                            EMPLOYEES' THRIFT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      for the year ended December 31, 1992

                                                                     Fund Information

                                                                                            Investment
                                     Common      Preferred      Acorn         Savings        Contract      Participant
                                      Stock        Stock        Fund           Fund           Fund            Loans         Total

Contributions:
  Employees                         $1,205,620                $1,376,388     $3,756,589     $2,631,614                  $8,970,211
  Employer                             536,558                   485,334      1,695,356        993,721                   3,710,969
                                   -----------    -------    -----------    -----------    -----------   -----------  ------------
                                     1,742,178                 1,861,722      5,451,945      3,625,335                  12,681,180
                                   -----------    -------    -----------    -----------    -----------   -----------  ------------

Net Investment Income:
  Interest income                        6,686                     2,370      1,864,273      2,290,438      $854,736     5,018,503
  Dividend income                                 $27,672        523,924                                                   551,596
                                   -----------    -------    -----------    -----------    -----------   -----------  ------------
                                         6,686     27,672        526,294      1,864,273      2,290,438       854,736     5,570,099
                                   -----------    -------    -----------    -----------    -----------   -----------  ------------

Net appreciation (depreciation) in
  market value of investments       12,278,862    (17,179)     1,874,538                                                14,136,221
                                   -----------    -------    -----------    -----------    -----------   -----------  ------------

Distributions:
  Cash                                (418,119)    (2,137)      (341,618)    (3,106,946)    (1,353,841)                 (5,222,661)
  Securities withdrawn in kind        (386,173)      (782)       (79,550)                                                 (466,505)
  Loans distributed                                                                                         (135,000)     (135,000)
                                   -----------    -------    -----------    -----------    -----------   -----------  ------------
                                      (804,292)    (2,919)      (421,168)    (3,106,946)    (1,353,841)     (135,000)   (5,824,166)
                                   -----------    -------    -----------    -----------    -----------   -----------  ------------

Transfers between funds              2,165,652    (43,248)      (568,467)    (5,471,090)     2,546,000     1,371,153             0
                                   -----------    -------    -----------    -----------    -----------   -----------  ------------

Increase (decrease) in Net Assets
  Available for Benefits            15,389,086    (35,674)     3,272,919     (1,261,818)     7,107,932     2,090,889    26,563,334

Net Assets Available for Benefits,
  Beginning of Year                 20,494,168    127,915      9,609,437     46,733,497     25,959,716     8,992,272   111,917,005
                                   -----------    -------    -----------    -----------    -----------   -----------  ------------
Net Assets Available for Benefits,
  End of Year                      $35,883,254    $92,241    $12,882,356    $45,471,679    $33,067,648   $11,083,161  $138,480,339
                                   ===========    =======    ===========    ===========    ===========   ===========  ============





The accompanying notes are an integral part of the financial statements.

                    GULF STATES UTILITIES COMPANY
                        EMPLOYEES' THRIFT PLAN
                    NOTES TO FINANCIAL STATEMENTS



1. Plan Description:

   The following brief description of the Gulf States Utilities Company Employees' Thrift Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

   General. The Plan is a defined contribution plan of Gulf States Utilities Company (the "Company") designed to encourage and assist employees in a long-range program of savings and to assist the Company in securing and retaining qualified personnel.
   Participation in the Plan is available to all employees of the Company who have completed one year of service during which they worked 1,000 or more hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). These ERISA provisions set forth the requirements for participation, vesting of benefits, fiduciary conduct for administering and handling Plan assets, and for disclosure of Plan information. At December 31, 1993, all assets of the Plan were held by Texas Commerce Bank-Beaumont, N.A. (the "Trustee"); except for those assets placed in investment contracts (which are held by the companies issuing the contracts), and those assets invested in any of the Plan's mutual fund options (which are held by the mutual fund).

   Contributions. Participants may elect to contribute a percentage (2%, 3%, 4%, 5%, or 6%) of their monthly compensation to the Plan in the form of matched after-tax contributions, matched 401(k) contributions, or a combination of part after-tax and part 401(k) contributions; so long as their total contribution does not exceed 6% of their monthly compensation. The Company contributes an amount equal to 50 cents for every $1.00 that a participant contributes as a matched after-tax contribution or as a matched 401(k) contribution.

   The Plan also allows participants to make voluntary, supplemental contributions to the Plan in the form of unmatched after-tax contributions. The Plan permits these unmatched after-tax contributions to be contributed in 1% increments ranging from 2% to 10% of a participant's monthly compensation. The Plan also allows participants to elect to treat all or any portion of their unmatched contributions as unmatched 401(k) contributions, so long as the total of unmatched after-tax contributions and unmatched 401(k) contributions does not exceed 10% of the participant's monthly compensation.

   The Internal Revenue Code of 1986, as amended (the "Code"), limits the annual amount of a participant's 401(k) contribution. For 1993, the limit was $8,994. Moreover, the Code limits the total amount of all contributions which highly compensated employees may make to the Plan as a percentage of all contributions made by all other employees. In addition, the Code limits the total amount of all contributions which can be made for an employee who is a participant not only in the Thrift Plan, but also in the Company's Trusteed Retirement Plan and the Employee Stock Ownership Plan.

   Vesting provisions. All employee contributions and Company contributions are 100% vested as of the date of deposit to a participant's account and are nonforfeitable.

   Payment of Benefits. Each participant is entitled to receive distribution of the full value of his or her Plan account if the participant terminates employment from the Company for any reason. Distribution will be made in a lump-sum in accordance with terms of the Plan. A participant is also entitled to make in-service withdrawals of after-tax contributions made by the participant to the Plan. These withdrawals may be subject to a 10% penalty unless the participant is age 59 1/2 or older.

   Fund Information. Employee and Company contributions are invested in the Plan as specified by each employee participant. Investment options available to employees under the Plan are the Common Stock Fund (Fund A), the Savings Fund (Fund C), the Investment Contract Fund (Fund D), the Acorn Mutual Fund (Fund E), or a combination of two or more of these Funds. In 1977, the Company amended the Plan to eliminate the investment option in the Company's $4.40 Dividend and $9.75 Dividend Preferred Stocks (Fund B); consequently, no employees are making contributions under this option. Investments in Preferred Stock held prior to the amendment date are still retained as assets available for benefits. Effective as of September 1, 1993, the Company amended the Plan to include two new mutual funds, the Puritan Fund (Fund F) and the Guardian Fund (Fund
   G), as new investment options under the Plan. The Puritan Fund is managed by Fidelity Management & Research Company. Guardian Fund is managed by Neuberger & Berman Management Incorporated.

   As of December 31, 1993, 4,474 employees of those eligible were participating in the Plan, 1,260 of whom had investments in more than one of the available options of the Plan. In addition, there were 386 employees participating only under Fund A, 1,588 employees participating only under Fund C, 779 employees participating only under Fund D, 373 employees participating only under Fund E, 32 employees participating only under Fund F and 56 employees participating only under Fund G.

   The Plan includes a loan provision which permits active participants to borrow up to one-half of their total account balance, subject to stated maximum and minimum limits, at the current prime rate (as stated monthly by the Trustee) with repayment terms not to exceed 60 months.

2. Summary of Significant Accounting Policies:

   Basis of Presentation. The financial statements are prepared on the accrual basis in accordance with generally accepted accounting principles. However, the cash basis of accounting is used to prepare the Annual Return/Report of Employee Benefit Plan (Form 5500). As a result of the different accounting methods used, amounts accrued in the financial statements for Interest receivable and for Interest income are $254,196 higher than amounts included for these same items in Form 5500 where no accrual was made. The following are significant accounting policies followed by the Plan in preparing the financial statements:

   Investments. Investments in common stock, mutual funds, and government notes are stated at their market value on the last business day of the Plan Year. Investments in preferred stock are valued in the same manner where such prices are available. If such prices are not available, the preferred stock is valued based upon an approximation of market value made by a registered securities dealer. Investments in insurance contracts are valued at contract value. Participant loans are carried at unpaid principal balance since there is no market for these loans.

   Investments are made by the Trustee, as determined by written instruction from the employee, in the funds described above. Purchases of common stock under Fund A are made by the Trustee in the open market through a broker on a national or regional securities exchange. The purchase price for shares acquired in the open market is equal to the actual cost of acquisition. Similarly, the sales price for shares sold in the open market is equal to the actual proceeds received.

   Expenses. Participants are charged with expenses in connection with the purchase or sale of securities for participants accounts and for fees charged under the Investment Contract Fund. However, all administrative expenses of the Plan are borne by the Company. The Plan reserves the right to have future administrative expenses paid from the Plan's assets.

   Net Appreciation (Depreciation). The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the market value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

3. Tax Status:

   The Internal Revenue Service (IRS) advised on September 23, 1988, that the Plan, as amended effective through January 1, 1988, constitutes a qualified plan and trust under Section 401(a) of the Code and is, therefore, exempt from federal income taxes under provisions of Section 501(a). As a part of the Tax Reform Act of 1986 and subsequent legislation, certain changes have also been enacted in the Code which became applicable to the Plan effective as of January 1, 1989, January 1, 1990, January 1, 1992 and January 1, 1993. The Company believes it has made all necessary amendments to maintain the Plan's qualified status under the Code and the Company will apply for a determination letter from the IRS that the amended and restated Plan remains qualified under the Code and ERISA. However, there can be no assurance that a favorable determination letter will be issued by the IRS.

4. Concentration of Credit Risk:

   The Plan invests in certificates of deposit with a small number of banks. For deposit insurance purposes, the certificates of deposit are considered to be owned by each participant and insured up to $100,000 per participant. However, since December 19, 1992, the insurance coverage of $100,000 per participant will be available only if the bank issuing the certificate of deposit is eligible to accept "brokered deposits" under the FDIC Improvement Act of 1991.

   The Plan invests in government notes & securities which include direct obligations of the United States, or obligations of agencies or instrumentalities thereof, which are backed by the full faith and credit of the United States.

   The Plan invests in guaranteed investment contracts with five insurance companies and is subject to credit risk with respect to these insurance companies.

5. Entergy Corporation/Gulf States Utilities Company Business
   Combination:

   On June 5, 1992, the Company entered into an Agreement and Plan of Reorganization with Entergy Corporation providing for a combination of the companies pursuant to which common shareholders of the Company would, upon consummation of the transaction, receive $20.00 in cash or .558 shares of common stock of Entergy Corporation for each share of Gulf States Utilities common stock. All necessary regulatory and shareholders approvals were received and the merger became effective on December 31, 1993. Accordingly, 1,783,590 shares of Gulf States Utilities common stock held by the Plan were converted to Entergy Corporation common stock effective December 31, 1993.

   Also effective with the signing of the merger, the Plan was amended to redefine certain terms used in the Plan and to establish the Employee Benefits Committee of Entergy Corporation as the administrator of the Plan. All references to common stock after the effective time of the merger refer to common stock of Entergy
   Corporation.

6. Subsequent Event:

   On May 5, 1994, the Entergy Corporation Board of Directors approved the consolidation of the Savings Plan of Entergy Corporation and subsidiaries and Gulf States Utilities Company Employees' Thrift Plan effective January 1, 1995. This consolidation was approved by the Gulf States Utilities Company Board of Directors on May 23, 1994, however, remains subject to the approval of collective bargaining and receipt of a favorable determination letter from the Internal Revenue Service.

   The market value of Entergy Corporation common stock decreased from $36.00 per share at December 31, 1993 to $25.375 per share at June 22, 1994.

                        SUPPLEMENTAL SCHEDULES


                        GULF STATES UTILITIES COMPANY
                          EMPLOYEES' THRIFT PLAN
            ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          as of December 31, 1993


                                             Par/Maturity
Description of Investment                       Value            Cost     Current Value
Entergy Corporation Common Stock            $.01 par value  $21,600,230    $35,828,748
                                                            ===========    ===========
Gulf States Utilities Company:
  $4.40 dividend preferred stock                 $96,100        $60,471        $62,465
  $9.75 dividend preferred stock                  28,000         34,869         27,544
                                                             ----------    -----------
                                                                $95,340        $90,009
                                                             ==========    ===========
Investment Contracts:
  The Prudential Insurance Company of
    American
    GIC Contract #GA-6134
       9.21%, due 9/30/94                                    $2,779,677     $2,779,677
    GIC Contract #GA-6499
       9.16%, due 3/31/94                                     6,989,493      6,989,493
  Provident National Assurance Company
    GIC Contract #027-04834
       9.02% due 3/31/96                                      5,957,745      5,957,745
  Provident Life & Accident Insurance Company
    GIC Contract  #GA-627-05486
       5.53%,due 9/30/97                                      3,643,779      3,643,779
  Principal Mutual Life Insurance Company
    GIC Contract #GA4-3226-1
      7.50% due 9/29/96                                       6,244,837      6,244,837
  CNA Insurance Company
    GIC Contract #GP-12825
       5.72% due 3/31/97                                      3,751,871      3,751,871
  State Mutual Life Assurance Company
    GIC Contract #GA-92030A
       5.42%, due 9/30/97                                     3,641,990      3,641,990

IDS Trust - #IM1700                                           4,950,143      4,975,815
                                                            -----------    -----------
                                                            $37,959,535    $37,985,207
                                                            ===========    ===========
Government Notes and Securities:
  Federal Farm Credit Bank Discount Note
    3.212%, due 1/20/94                       $4,790,000     $4,763,176     $4,763,176
  Federal Home Loan Bank Discount Note
    3.12%, due 1/11/94                         6,350,000      6,301,502      6,301,505
  Federal Home Loan Bank Discount Note
    3.20%, due 1/04/94                        16,330,000     16,244,540     16,244,545
  Federal Home Loan Mortgage Corporation
    Discount Note, 3.168%, due 1/05/94         1,650,000      1,637,213      1,649,703
  Federal Home Loan Mortgage Corporation
    Discount Note, 3.14%, due 1/13/94          8,000,000      7,933,824      7,933,824
  Tennessee Valley Authority Zero Coupon
    3.19%, due 2/10/94                        10,000,000      9,946,094      9,946,090
                                             -----------    -----------    -----------
                                             $47,120,000    $46,826,349    $46,838,843
                                             ===========    ===========    ===========

Acorn Investment Trust - Acorn Fund                         $16,025,838    $21,477,501
                                                            ===========    ===========

Neuberger & Berman Equity Trust -                            $2,815,391     $2,835,751
 Guardian Fund                                              ===========    ===========


Fidelity Puritan Fund Incorporated -                         $2,306,869     $2,266,337
 Puritan Fund                                               ===========    ===========


Temporary Cash Investments:
  Savings Fund Passbook Savings Account                      $1,043,938     $1,043,938
  Common Stock Passbook Savings Account                         245,448        245,448
  Investment Contract Fund Money Market Account               2,145,123      2,145,123
  Acorn Fund Passbook Savings Account                           791,024        791,024
  N&B Guardian Fund Money Market Account                        868,877        868,877
  Fidelity Puritan Fund Money Market Account                    544,729        544,729
                                                            -----------    -----------
                                                             $5,639,139     $5,639,139
                                                            ===========    ===========

Participant Loans (Rate 6.50% - 12%)                        $12,536,457    $12,536,457
                                                           ============   ============

Total Assets Held for Investment Purposes                  $145,805,148   $165,497,992
                                                           ============   ============


                             GULF STATES UTILITIES COMPANY
                                 EMPLOYEES' THRIFT PLAN
                 ITEM 27(b) - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                                as of December 31, 1993
                                         Amount
(a)      (b)            (c)          Received During        (f)
     Identity and     Original       Reporting Year       Unpaid            (g)                 Amount Overdue
        Address      Amount of        (d)       (e)      Balance at  Detailed Description       (h)           (i)
      of Obligor        Loan       Principal Interest   End of Year     of Loan              Principal    Interest

   ###-##-####       $20,000.00      $0.00     $0.00    $12,272.84   Check Date - 09/20/88   $12,272.84   $1,318.88
   Lester A. Baker                                                   Interest Rate - 10%
   2111 Shady Cliff                                                  Payment - $566.34
   San Antonio, Tx 78232                                             Term - 42 mos.

   ###-##-####        $7,969.00      $0.00     $0.00     $7,011.27   Check Date - 09/20/88    $7,011.27   $1,623.51
   Daniel Cassidy                                                    Interest Rate - 10%
   34 Stanley St.                                                    Payment - $169.32
   Pleasantville, NY 10570                                           Term -60 mos.

   ###-##-####       $10,000.00      $0.00     $0.00     $3,008.86   Check Date - 10/14/88    $3,008.86     $214.79
   James W. Dunham                                                   Interest Rate - 10 1/2%
   2009 12th Ave.                                                    Payment - $214.94
   Pt. Arthur, TX 77642                                              Term - 60 mos.

   ###-##-####        $4,615.29    $418.53   $156.33     $3,228.95   Check Date - 09/15/91      $437.72     $137.14
   Douglas G. Duplantis                                              Interest Rate - 9.00%
   318 Phil's Lane                                                   Payment - $95.81
   Lake Charles, LA 70611                                            Term - 60 mos.

   ###-##-####        $4,376.26      $0.00     $0.00     $3,862.25   Check Date - 02/15/90    $2,618.01     $902.91
   Darryl W. Fontenot                                                Interest Rate - 11%
   2329 Broadway                                                     Payment - $95.16
   Beaumont, TX 77702                                                Term - 60 mos.

   ###-##-####        $2,451.01     $70.31    $26.77     $2,242.50   Check Date - 08/15/92      $364.09     $121.31
   Richard P. Guyote                                                 Interest Rate - 7.00%
   P.O. Box 1482                                                     Payment - $48.54
   Sulphur, LA 70664                                                 Term - 60 mos.

   ###-##-####       $10,000.00      $0.00     $0.00     $5,076.20   Check Date - 08/15/88    $5,076.20     $369.20
   Roy Haarmeyer                                                     Interest Rate - 9 1/2 %
   304 Hollywood                                                     Payment - $320.33
   Conroe, TX 77302                                                  Term - 36 mos.

   ###-##-####       $10,000.00      $0.00     $0.00    $10,000.00   Check Date - 11/15/91    $3,660.00   $1,469.25
   Brian D. Hamborg                                                  Interest Rate - 8 1/2%
   3264 Farmbrook Dr.                                                Payment - $205.17
   Grove City, OH 43123                                              Term - 60 mos.

   ###-##-####       $12,300.00      $0.00     $0.00     $8,063.96   Check Date - 08/15/88    $8,063.96   $1,234.98
   Collins D. LaFleur                                                Interest Rate - 9 1/2 %
   Rt. 1 Box 13675                                                   Payment - $258.33
   Lake Charles, LA 70601                                            Term -60 mos.

   ###-##-####        $2,146.00      $0.00     $0.00     $2,091.04   Check Date - 07/15/90    $1,287.07     $512.00
   Frank LeBaron                                                     Interest Rate - 10 1/2%
   5951 Bennie Ln.                                                   Payment - $46.13
   Lake Charles, LA 70605                                            Term - 60 mos.

   ###-##-####        $1,500.00      $0.00     $0.00       $968.71   Check Date - 08/15/91      $968.71      $59.05
   Larry P. McCarty                                                  Interest Rate - 9%
   P.O.Box 1153                                                      Payment - $68.53
   Liberty, TX 77575                                                 Term -24 mos.

   ###-##-####        $8,930.00      $0.00     $0.00     $4,693.14   Check Date - 08/15/88    $4,693.14     $423.64
   Sherman E. Reaves                                                 Interest Rate - 9 1/2 %
   P.O. Box 236                                                      Payment - $187.55
   Minden, LA 71508                                                  Term - 60 mos.

   ###-##-####        $3,000.00      $0.00     $0.00     $1,315.52   Check Date - 10/15/91    $1,315.52      $54.82
   Denise M. Rousseau                                                Interest Rate - 9.00%
   3260 Myrtle Ave.                                                  Payment - $137.06
   Baton Rouge, LA 70806                                             Term - 24 mos.

   ###-##-####        $4,953.00    $357.37    $73.43     $1,778.73   Check Date - 10/15/89      $755.10     $106.50
   Timothy Sharlow                                                   Interest Rate - 11.00%
   109 Monticello Dr.                                                Payment - $107.70
   Lafayette, LA 70503                                               Term - 60 mos.

   ###-##-####        $1,000.00      $0.00     $0.00       $400.76   Check Date - 03/15/89      $400.76      $18.55
   Carolynn C. Terrell                                               Interest Rate - 11%
   3755 Buffalo Cr.                                                  Payment - $46.61
   Beaumont, TX 77703                                                Term - 24 mos.


                               GULF STATES UTILITIES COMPANY
                                  EMPLOYEES' THRIFT PLAN
                    ITEM 27 (d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                            for the year ended December 31, 1993

                                                        Selling or
                                         Purchase       Redemption                 Gain/
Description of Transactions             Price (1)        Price (1)    Cost (1)      Loss
Purchase of NationsBank,                $19,300,000
   Certificate of Deposit

Aggregate purchases of NationsBank,      20,300,000
   Certificates of Deposit

Redemptions of NationsBank,                             $19,300,000 $19,300,000      -
   Certificate of Deposit                                 8,800,000   8,800,000      -

Aggregate redemptions of NationsBank,                    41,900,000  41,900,000      -
   Certificate of Deposit


Redemption of First City Bank,                            8,080,000   8,080,000      -
   Certificate of Deposit


Redemptions of Texas Commerce Bank,                      10,000,000  10,000,000      -
   Certificate of Deposit                                 7,443,000   7,443,000      -

Aggregate redemptions of Texas Commerce Bank,            17,443,000  17,443,000      -
   Certificate of Deposit


Purchases of Merrill Lynch               20,400,000
 Government Funds
                                          8,000,000

Aggregate purchases of Merrill Lynch     33,700,000
   Government Funds

Redemptions of Merrill Lynch                             18,000,000  18,000,000      -
 Government Funds
                                                         10,000,000  10,000,000      -

Aggregate redemptions of Merrill Lynch                   33,700,000  33,700,000      -
   Government Funds


Purchases of U.S. Government Notes       15,522,187
                                          7,977,636
                                         25,541,786
                                          9,837,100
                                          6,944,262
                                         17,628,234
                                          7,965,603
                                          7,933,824
                                         16,244,539
                                          9,946,094

Aggregate purchases of U.S.             176,702,150
 Government Notes

Redemptions of U.S. Government Notes                      7,965,603   7,965,603      -
                                                         15,640,000  15,640,000      -
                                                         25,541,786  25,541,786      -
                                                          8,883,696   8,883,696      -
                                                         17,628,235  17,628,235      -
                                                         10,925,592  10,925,592      -
                                                          8,974,840   8,974,840      -
                                                          9,837,100   9,837,100

Aggregate redemptions of U. S.                          129,998,833 129,998,833      -
 Government Notes


Aggregate purchases of Gulf States        3,913,502
 Utilities Company Common Stock

Aggregate sells of Gulf States Utilities                 11,105,225   7,130,580    3,974,645
 Company Common Stock


Aggregate purchases of Acorn Mutual Fund  8,344,146

Aggregate sells of Acorn Mutual Fund                      3,258,918   2,350,228      908,690




(1)  Amounts include all fees incurred in connection with the transaction.

                               SIGNATURE


      The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   THRIFT PLAN OF
                                   GULF STATES UTILITIES COMPANY


                                   By:  /s/ William O. VanAs
                                         William O. VanAs
                                            Director of
                                         Employee Benefits



Date:  July 6, 1994

                  CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation by reference in the registration statement of Gulf States Utilities Company on Form S-8 (File No. 2-76551) of our report dated June 23, 1994, on our audits of the financial statements of Gulf States Utilities Company Employees' Thrift Plan as of December 31, 1993 and 1992, and for the years then ended, and the supplemental schedules as of and for the year ended December 31, 1993, which report is included in this Annual Report on Form 11-K.


/s/ Coopers & Lybrand

COOPERS & LYBRAND

Houston, Texas
June 23, 1994